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Exhibit 12.3

Orange and Rockland Utilities, Inc. and Subsidiaries

RATIO OF EARNINGS TO FIXED CHARGES
(THOUSANDS OF DOLLARS)

			For the Twelve Months Ended December 31,
	For the Six Months Ended June 30, 2003	For the Twelve Months Ended June 30, 2003
			2002	2001	2000	1999	1998

Earnings
Net Income	$19,423	$44,799	$44,896	$40,182	$39,069	$14,726	$44,968
Federal Income & State Tax	14,667	26,343	24,574	25,937	24,654	40,101	24,877

Total Earnings Before Federal and State Income Tax	34,090	71,142	69,470	66,119	63,723	54,827	69,845
Fixed Charges*	11,731	29,175	30,118	26,373	27,141	35,454	36,973

Total Earnings Before Federal and State Income Tax and Fixed Charges	$45,821	$100,317	$99,588	$92,492	$90,864	$90,281	$106,818

*Fixed Charges
Interest on Long-Term Debt	9,342	19,517	20,257	20,861	21,873	26,326	23,867
Amortization of Debt Discount, Premium and Expense	442	922	961	994	1,060	1,208	1,138
Interest Component on Lease Payment	1,058	1,760	1,598	1,305	1,257	2,583	2,505
Other Interest	889	6,976	7,302	3,213	2,951	5,337	9,463

Total Fixed Charges	$11,731	$29,175	$30,118	$26,373	$27,141	$35,454	$36,973

Ratio of Earnings to Fixed Charges	3.9	3.4	3.3	3.5	3.4	2.5	2.9

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  Exhibit 12.3
Orange and Rockland Utilities, Inc. and Subsidiaries RATIO OF EARNINGS TO FIXED CHARGES (THOUSANDS OF DOLLARS)